Exhibit 12.2

American Airlines, Inc.

Computation of Ratio of Earnings to Fixed Charges

(In millions)

Six Months Ended June 30,
2016
Income before income taxes	$2,663
Add: Total fixed charges (per below)	918
Less: Interest capitalized	23

Total earnings before income taxes	3,558

Fixed charges:
Interest	468
Portion of rental expense representative of the interest factor	450

Total fixed charges	$918

Ratio of earnings to fixed charges	3.9